May 23, 2011

Laura E. Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        FQF Trust; File Nos. 333-173167 and 811-22540

Dear Ms. Hatch:

On March 30, 2011, FQF Trust (the “Registrant”) filed its initial Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to register seven exchange-traded funds (the “Funds”) under the Investment Company Act of 1940 and to register their shares under the Securities Act of 1933 (Accession Number 0001144204-11-018219).

By letter dated April 25, 2011, you provided comments on the initial Registration Statement.  Following below is a summary of the comments and Registrant’s responses to them.  The changes Registrant has made to the Registration Statement in response to the comments described below are included in Pre-Effective Amendment No. 1 to the Registration Statement.  Defined terms have the same meanings as in the Registration Statement unless otherwise noted.

PROSPECTUS

Fund Summaries

1.           Please explain to us why “Market Neutral” is appropriate in each Fund’s name.  In your response, please discuss whether the beta of each Fund will approximate zero.

RESPONSE:  The objective of market neutral investment vehicles is generally to generate returns that are not correlated with the performance of the overall market.  Market neutral investment vehicles can employ “dollar neutral” strategies, “beta neutral” strategies or a combination of both.  Dollar neutral vehicles simultaneously hold long and short positions of approximately the same dollar amount.  Beta neutral vehicles, by contrast, hold long and short portfolios of equal beta, where “beta” means the degree of variability of the portfolio’s components relative to the market as a whole.  The Funds will employ dollar neutral strategies, as indicated in the first paragraph of the Principal Investment Strategies in each Fund Summary, which, as revised, states as follows:

The Fund seeks to track the performance of the U.S. Market Neutral [Factor] Index (the “Target [Factor] Index”) by investing at least 80% of its net assets (plus any borrowings for investment purposes) in the common stock, including the short positions, in the Target [Factor] Index.  The Target [Factor] Index is a market neutral index that is dollar-neutral.  As such, it identifies long and short securities positions of approximately equal dollar amounts.  In choosing to track a market neutral index, the Fund seeks to limit the effects of general market movements on the Fund and to limit the correlation of the performance of the Fund with the market’s overall movements.

Laura E. Hatch
May 23, 2011

Based on the above disclosure and the Funds’ usage of dollar neutral market neutral strategies, Registrant believes that the inclusion of “Market Neutral” in the name of each Fund is appropriate.

2.           Please remove references to the Ticker and Stock Exchange below the name of each Fund in the Fund Summaries.  This information is already included on the cover page, and it is not required or permitted disclosure within Items 2 through 8 of Form N-1A.

RESPONSE:  Registrant has removed the references to the Ticker and Stock Exchange below the name of the Fund in each Fund Summary.

Fees and Expenses of the Fund

3.           Please remove footnote 2 to the Fee Table for each Fund as it is not required or permitted disclosure within Items 2 through 8 of Form N-1A.  This disclosure may be included elsewhere in the prospectus.

RESPONSE:  Registrant has removed footnote 2 in the Fee Table for each Fund.  The disclosure is included in Item 9.

4.           Please confirm that the term of the waiver agreement is at least one year from the effective date of the registration statement.  In addition, please file the waiver agreement as an exhibit to the registration statement.

RESPONSE:  Registrant confirms that the waiver agreement will be for at least one year from the effective date of the Registration Statement.  In addition, Registrant confirms that the waiver agreement will be filed as an exhibit to the Registration Statement.

5.           Please confirm that none of the Funds have acquired fund fees and expenses.

RESPONSE:  Registrant confirms that none of the Funds have acquired fund fees and expenses requiring separate line item disclosure per Instruction 3(f)(i) to Item 3 of Form N-1A.

6.           Please file the Authorized Participation Agreement as an exhibit to the registration statement.

RESPONSE:  Registrant has filed its standard form of Authorized Participant Agreement with Pre-Effective Amendment No. 1.

Laura E. Hatch
May 23, 2011

Principal Investment Strategies

7.           We believe that using the term “Target Index” for each Fund’s respective underlying index may be confusing.  In order to differentiate between each underlying index, please use a specific term for each one.  For example, the term used for the underlying index of the QuantShares U.S. Market Neutral Momentum Factor Fund could be the “Momentum Target Index.”

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment by replacing the term “Target Index” as used in connection with, for example, the QuantShares U.S. Market Neutral Momentum Fund with “Target Momentum Index.”  Registrant has made this change for each Fund.

8.           For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, “The Target Index ranks, subject to liquidity constraints, the top 1,000 securities by market capitalization…”  Please discuss the meaning of “subject to liquidity constraints.”  (This comment applies to all Funds).

RESPONSE:  Registrant has revised the disclosure to clarify the liquidity constraints imposed by each Target Index.  Using the QuantShares U.S. Market Neutral Value Fund as an example, the disclosure provides as follows:  “The universe for the Target Value Index is the top 1,000 eligible securities by market capitalization in the Dow Jones U.S. Index (“universe”).”  Registrant notes that the criteria for eligible securities are discussed in Item 9.

9.           For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, “The Fund seeks to track the performance of the U.S. Market Neutral Momentum Factor Index by investing at least 80% of its total assets in the securities, including short positions, in the Target Index.”  Please state the types of securities in which the Fund will invest (e.g., common stock).  Each of the Funds has similar language, and this comment applies to all Funds.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment by replacing “securities” (in the sentence quoted by the comment) with “common stock.”

10.         For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, “For purposes of [its] 80% policy, cash proceeds received from short sales are not included in total assets.”  Please provide to us a numerical example of the Fund’s 80% policy calculation using a hypothetical portfolio that includes long and short positions.  In addition, please explain why cash proceeds received from short sales is excluded from total assets.  As the Investment Company Names release states, the 80% investment requirement will be based on an investment company’s net assets plus any borrowings for investment purposes.  (See Release No. IC-24828, January 17, 2001).  (This comment applies to all Funds).

RESPONSE:  Registrant has revised the disclosure to clarify that, consistent with Rule 35d-1, each Fund will invest 80% of its net assets (plus borrowings for investment purposes) in the common stock, including short positions, of the relevant Target Index.

Laura E. Hatch
May 23, 2011

11.         For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, “Price momentum is one attribute of equity securities that can drive their returns.”  Please add, “The adviser believes that” to the beginning of the above quoted sentence.  (This comment applies to similar disclosure for the other Funds).

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

12.         For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, “The Target Index identifies (i) as equal-weighted long positions (approximately) the top 200 securities in the universe with respect to the price momentum factor and (ii) as equal-weighted short positions (approximately) the bottom 200 securities in the universe with respect to the price momentum factor.”  Please make clear that the Fund will be long in the top 200 securities and short in the bottom 200 securities in the universe.  (This comment applies to all Funds).

RESPONSE:  Registrant has deleted the disclosure and made other revisions to the principal investment strategies clarifying the Fund’s principal investment strategy.

13.         For the QuantShares U.S. Market Neutral Momentum Factor Fund, please define “price momentum.”  In addition, please discuss how price momentum is measured.  This comment also applies to the QuantShares U.S. Market Neutral Anti-Momentum Factor Fund.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment by replacing the term “price momentum” throughout the prospectus with “momentum” and adding the following sentence to the first paragraph of the relevant Funds’ Fund Summaries:  “A stock’s momentum is based on its total return, which is a function of price performance and dividend returns over the first twelve of the last thirteen months.”

14.         For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, “The Target Index, which is compiled by Dow Jones Indexes, is equal-weighted and sector-neutral.  If the value of short positions in the Target Index exceeds the value of the long positions by a certain percentage, the Target Index will reset the weightings of the index back to equal weights.”  Please discuss what is meant by the Target Index being “sector-neutral.”  In addition, please disclose how often indexes are rebalanced and the percentage which would cause an index to be reset back to equal weights.  (This comment applies to all Funds).

RESPONSE:  Consistent with the Staff’s comment, Registrant has revised the relevant paragraph in each Fund Summary as follows, however, the Registrant has not provided the percentage which would cause an index to be rebalanced and instead has clarified that this amount is established by the index provider:

Laura E. Hatch
May 23, 2011

The [Target Index], which is compiled by Dow Jones Indexes, is equal-weighted and sector neutral – meaning that at each reconstitution of the index, all of the components of the index are equal-weighted and the number of long and short positions in each sector in the index approximate the weighting of that sector in the universe. For example, if a sector in the universe comprises 100 securities, the index would identify the 20 securities with the [highest characteristic] within that sector as long positions and the 20 securities with the [lowest characteristic] within that sector as short positions.  If between reconstitutions the value of short positions in the [Target Index] exceeds the value of the long positions by an amount that is established by the index provider, the [Target Index] will be rebalanced back to equal weights and sector neutrality.  The [Target Index] is reconstituted monthly.

15.         For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, “Such instruments may include long and short securities positions not in the Target Index, derivatives, including equity swap agreements based on the Target Index, financial instruments (including futures contracts, options on securities, and other swap agreements) and money market instruments.”  Please review the Fund’s disclosure to ensure that it accurately describes the Fund’s use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).  (This comment applies to all Funds).

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

16.         For the QuantShares U.S. Market Neutral Momentum Factor Fund, the Summary section does not include the disclosure required by Item 8 of Form N-1A.  Please include this information or explain why it is omitted.  (This comment applies to all Funds).

RESPONSE:  Registrant has added the disclosure required by Item 8.

17.         For the QuantShares U.S. Market Neutral Value Factor Fund, the disclosure states, “A stock’s value ranking will be determined by an equally weighted combination of the following ratios: expected earnings over the next twelve months to price; cash flow over the last twelve months to price; and most recent book value to price.”  Please discuss the values of the ratios that would determine a higher ranking and those that would determine a lower ranking.

RESPONSE:  Registrant has revised the disclosure to clarify that stocks with higher ratios will be identified by the index as long holdings, and stocks with lower ratios will be identified by the index as short holdings.

18.         For the QuantShares U.S. Market Neutral Value Factor Fund, under the heading “Principal Investment Risks,” the disclosure states, “Value factor investing entails investing in securities that have below-average valuations based on ratios such as price to earnings or price to book and shorting securities that have above-average valuations based on the same ratios.”  This statement appears to explain the Fund’s investment strategy.  Please include this statement under the heading “Principal Investment Strategies.”

Laura E. Hatch
May 23, 2011

RESPONSE:  Registrant has inserted the requested disclosure in the Principal Investment Strategies of the Fund consistent with the Staff’s comment.

19.         For the QuantShares U.S. Market Neutral Beta Factor Fund, under the heading “Principal Investment Risks,” the disclosure states, “Beta factor investing entails investing in securities that have above-average betas and shorting securities that have below-average betas.  Beta measures the relative volatility of the value of a security compared with that of a market index; beta is calculated using historical market index data.”  This disclosure appears to explain the Fund’s investment strategy.  Please include this disclosure under the heading “Principal Investment Strategies.”  Please make similar disclosures for the QuantShares U.S. Market Neutral Anti-Beta Factor Fund.

RESPONSE:  Registrant has inserted the requested disclosure in the Principal Investment Strategies of the QuantShares U.S. Market Neutral Beta Fund and the QuantShares U.S. Market Neutral Anti-Beta Fund consistent with the Staff’s comment.

20.         For the QuantShares U.S. Market Neutral Small Size Factor Fund, please make clear which securities will be shorted.  In addition, given the name of the Fund, please explain how the Fund will meet Rule 35d-1 under the 1940 Act of investing at least 80% of its net assets plus any borrowings in small size companies.

RESPONSE:  Registrant has revised the disclosure to clarify that the Fund will invest in the smaller securities (by market capitalization) and short the larger securities (by market capitalization) in the universe.  Consistent with Rule 35d-1, Registrant has also revised the name of the Fund to QuantShares U.S. Market Neutral Size Fund.

21.         For the QuantShares U.S. Market Neutral Small Size Factor Fund, under the heading “Principal Investment Risks,” the disclosure states, “Size factor investing entails investing in securities that have below-average market capitalizations and shorting securities that have above-average market capitalizations…”  This disclosure appears to explain the Fund’s investment strategy.  Please include this disclosure under the heading “Principal Investment Strategies.”

RESPONSE:  Registrant has inserted the requested disclosure in the Principal Investment Strategies of the Fund consistent with the Staff’s comment.

22.         For the QuantShares U.S. Market Neutral Quality Factor Fund, under the heading “Principal Investment Risks,” the disclosure states, “Quality factor investing entails investing in securities that have above-average quality characteristics and shorting securities that have below-average quality characteristics as defined by return on equity and the debt-to-equity ratio.”  This disclosure appears to explain the Fund’s investment strategy.  Please include this disclosure under the heading “Principal Investment Strategies.”  In addition, please disclose what it means to have above-average quality characteristics (i.e., above-average return on equity and below-average debt-to-equity ratio).

Laura E. Hatch
May 23, 2011

RESPONSE:  Registrant has inserted the requested disclosure in the Principal Investment Strategies of the Fund consistent with the Staff’s comment and clarified what it means to have “above-average quality characteristics.”

Management

23.         Under the heading, “Length of Service,” please include the month and year of each Fund’s inception date.

RESPONSE:  Registrant has revised the disclosure to include the month and year of each Fund’s inception.

More Information about the Funds

24.         As required by Item 9 of Form N-1A, please include the investment objective of each Fund and, if applicable, state that those objectives may be changed without shareholder approval.

RESPONSE:  Consistent with the Staff’s comment, Registrant has revised the disclosure in Item 9 to include the following:

More Information About the Funds’ Investment Objectives

Each Fund seeks performance results that correspond to the price and yield performance, before fees and expenses, of its Target Index, which is a U.S. Market Neutral Index.  Each Fund’s investment objective is non-fundamental and may be changed without shareholder approval.

More Information About Fees and Expenses

25.         Please remove the additional fee tables starting on page 29.  We believe that these additional fee tables are potentially misleading to shareholders.

RESPONSE:  Registrant notes that other registered investment companies that, like the Funds, have significant dividend, interest and brokerage expenses for short positions are permitted to include similar tables in their registration statements.  See The Arbitrage Funds (File No. 811-09815).  In addition, Registrant notes that comment 2 in the Staff’s April 25 letter invited Registrant to include the information formerly in footnote 2 to each Fund’s Fee Table elsewhere in the prospectus.  Accordingly, Registrant has not deleted the additional information regarding Dividend, Interest and Brokerage Expenses for Short Positions.

Investment Advisor

26.         Adjacent to the disclosure describing the compensation of the investment adviser, please include a statement that a discussion regarding the basis for the board of directors approving any investment advisory contract of each Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant annual or semi-annual report.

Laura E. Hatch
May 23, 2011

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

Name Policies

27.         Under this heading, the disclosure states, “The Funds have adopted non-fundamental investment policies obligating them to directly invest at least 80% of their assets in the component securities of their target index and, in certain instances, financial instruments with similar economic characteristics” (emphasis mine).  The italicized phrase appears to be inconsistent with the Funds’ 80% policies as disclosed in the prospectus.  Please remove the italicized phrase.

RESPONSE:  Registrant has deleted the disclosure consistent with the Staff’s comment.

GENERAL

28.         We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

RESPONSE:  Registrant acknowledges that the Staff may have additional comments on Pre-Effective Amendment No. 1 to the Registration Statement.

29.         Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.  In addition, please advise us if you have met the applicable listing standards.

RESPONSE:  Registrant has submitted an exemptive application in connection with its intent to register shares of an exchange-traded fund (File No. 812-13741).  Registrant believes that the Funds comply with applicable listing standards.

30.         Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.  Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

RESPONSE:  Registrant has filed Pre-effective Amendment No. 1 in connection herewith and has indicated herein where no change was made in response to a comment.

*           *           *           *           *

Laura E. Hatch
May 23, 2011

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Funds are responsible for the adequacy and accuracy of the disclosure in the filings relating to the Funds;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about these responses, please call me at 202-778-9475.

Sincerely,

/s/Stacy L. Fuller
Stacy L. Fuller
cc:	Kishore Karunakaran
  FFCM LLC
Franklin Na
  K&L Gates LLP